INVEST IN **OUR BOND**

Using AI to democratize personal security


5x
Year-Over-Year Growth
Newly Revealed:
bond
Mastercard Chose Bond
A Priceless Benefit of Safety
With potential, over time, to reach
180M cardholders globally
AI-Powered
Preventative Personal
Security For All
bond

ourbond.com New York, NY

Technology | Mobile Apps | AI | VC-Backed | Repeat Founder

Highlights

VC-Backed
Raised $250K or more from a venture firm

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

$5M+ Revenue
Earned over the last 12 months

1. Revenue grew 5.2x to $7.2M in 2023
2. Pioneering transformation of a $438B personal security market with AI-powered platform
3. Signed deal with a global brand that aims to offer Bond to its ~200M customers worldwide
4. Customers among the top 3 in smartphone, credit card, sports apparel, home health, and other sectors
5. Founder has two previous tech exits totaling over $900M
6. Over $100M and 250 engineering years invested in developing the platform
7. Existing investors include prominent venture capital firms and multiple billionaires
8. Proven: We've already helped members in over a million situations, including emergencies

Featured Investors



Adam Draizin
Syndicate Lead

Follow

Invested $365,530

"I have known Doron for nearly 30 years, since we met in our daily first year Business School study group. I have known Doron to be a born leader and trailblazer. I have successfully bet on his success before, and I am doing it again. With Bond, Doron is creating a new market with an innovative AI-powered platform that revolutionizes personal security and safety. The opportunity could be the next Unicorn. If corporations, governments and consumers value the dynamic offering that Bond provi..."

Read More

KingsCrowd Capital

Follow

Invested $20,000

KingsCrowd Capital is the first Data-Driven Fund in the Online Private Market.
kingscrowd.com

"Kingscrowd Capital has chosen to invest $20,000 in Our Bond. This decision reflects our confidence in the company's disruptive potential and ability to significantly impact the personal security space. Despite the inherent risks associated with such a high-growth, capital-intensive startup, Our Bond's innovative approach and strong leadership make it a compelling investment opportunity with the potential to shape the future of personal safety."

View Investment Memo

Our Team



Doron Kempel CEO



Successful serial entrepreneur whose prior two startups were acquired for a combined value of ~$900,000,000. A former elite special ops commander, Doron advises leaders and heads of state on personal and national security. US citizen and Harvard MBA.



Joe DeSalvo Global Head of Security and Professional Security Consulting Services

More than 20 years of experience in corporate security and investigations. Former Chief Security Officer of Blackstone, Charles Schwab & Co. and other corporations. Former FBI Special Agent, and United States Army veteran. Joe is an MBA graduate.



Hezi Sayar Head of Engineering Operations

Hezi has 20 years of experience innovating in the fields of software development, data security and AI. Held positions at technology giants like Hewlett Packard and Micro Focus, as well as numerous startups. Hezi has a BCS in Computer Science.



Mark Sullivan Security Advisor

22nd Director of the U.S. Secret Service. 30-year career in the Secret Service.



John Pistole Security Advisor

Former Deputy Director of the FBI. Former Head of TSA.



Rich Staropoli Security Advisor

Chief Information Officer for the U.S. Department of Homeland Security. Former U.S. Secret Service Special Agent on the Presidential Protective Division. Former CISO, Fortress Investment Group.



Lt. Gen. Jason T. Evans Security Advisor

Lieutenant General U.S Military (retired). Has almost four decades of distinguished service across numerous positions and theaters.



Raymond Kelly Security Advisor

Former Commissioner of the New York Police Department, and the longest serving commissioner in NYPD history. Kelly started the first-ever municipal-level counterterrorism unit. He previously chaired the Executive Committee of Interpol.



Kathleen O'Toole Security Advisor

Served as the Boston Police Commissioner, Seattle Chief of Police, Lieutenant Colonel overseeing Special Operations in the Massachusetts State Police, and Massachusetts Secretary of Public Safety.

Revenue grew 5.2x to $7.2M in 2023; the largest corporations in the world are adopting Bond for their employees


AI-Powered Preventative Personal Security for All
Hi Lisa,
bond

And now Mastercard has chosen Bond for its cardholders


PRICELESS BENEFIT
bond
THE PROBLEM:
IT'S TOO EARLY TO DIAL 911...
UNTIL IT'S TOO LATE.

Example of a Meta ad launched in late September

Mastercard chose Bond as a safety offering for their cardholders. This is a great vote of confidence in the unique transformational power of Bond.

Bond's partnership with Mastercard is multi-phased, with tremendous potential to add tens of millions of paying subscribers (Mastercard has 180 million cardholders globally), as Bond and Mastercard gradually promote it. The first

phase is focused on promotion within the United States.

What is Bond

Bond, to our knowledge, a first-of-its kind Personal Security Companion that is accessible via your mobile phone 24/7.

Bond creates a new paradigm of **Preventative** Personal Security for the billions of cases annually where people feel afraid but **it's too early for them to dial 911.** In such cases, Bond is your **Personal Security Companion**, combining **cutting edge technologies and AI** with Bond **Personal Security Agents** in Bond Command Centers around the world who respond within seconds. Revolutionarily, Bond is available to look after you in these **pre-911 situations**, give you a sense that you're never alone, electronically detect when there's a problem, intervene, deter, and even orchestrate local first responders. Unlike a simple panic button that is used (if the user succeeds in activating it) only to notify 911, Bond is preventatively looking after you on demand while preserving your privacy 100%.

As seen on:

Why invest in Bond now

Under the leadership of serial entrepreneur ($900M+ in exits) Doron Kempel, who has invested over $30M of his own money, Bond is addressing a $438 billion market for personal security with an AI-driven platform that, for the first time, makes personal security accessible to all.

Revenue grew 5.2x to $7.2M in 2023 and some of the largest corporations in the world are adopting Bond for tens of thousands of their employees.


5.2X Revenue Growth
Year-Over-Year in 2023 vs 2022
8000000
6000000
4000000
2000000
0
$7.2M Revenue
$1.3M Revenue
2020
2021
2022
2023

Our mission is to make personal security available to everyone. As we begin to grow rapidly, now is the time to give everyone - our existing and future members - the chance to invest alongside our existing investors.

Learn more about Bond, and the problem it was built to address


Intro to Bond
Bond Personal Security
bond
04:50
vimeo

The problem: Dialing 911 is reactive, not preventative

Responding to emergencies is not good enough. Bond's technology can prevent harm and save lives with preventative security.


According to a Gallup Poll,


40%
of Americans do not feel safe walking alone at night.

Everyone has experienced a time when they or someone they love were in a situation that made them feel unsafe. One of the most common examples of this is walking alone at night.

There is a personal security gap.

Imagine this scenario.



Rachel has a 10-minute walk to the subway from her office. Tonight, she has stayed at the office later than usual and as she starts her walk, the streets are empty around her. As she turns the corner, she notices someone following a few steps behind her.

She starts walking faster and the person matches her speed. She thinks about calling a friend, but dismisses the idea. She doesn't want to worry them. She decides to keep walking and just make it to the subway quickly.

It isn't an emergency yet, but it could turn into one. If the person following Rachel has criminal intentions, if she waits for a physical confrontation, it is likely to be too late to call 911.

Everyone has a story like this. Situations that cause fear but don't justify a 911 call. However, a painful minority of those situations will result in traumatic or terminal outcomes.

Preventative personal security eliminates this risk, but until now it has been expensive - only available to the wealthy, politicians, and VIPs.


The Solution:
A new paradigm of Preventative Personal Security
9:41
DASHBOARD
Hi Lisa,
in New York, NY
Video Monitor Me
Security Check
Telemedicine
Bodyguard
bond
SIREN

The Solution: Bond's technology makes preventative security available to everyone

Using its proprietary technology, Bond empowers members to be proactive about their security without bothering friends, worrying family, or overwhelming emergency services.

In the scenario above, **Bond uses AI to put security professionals on standby, so they can be on in seconds to offer reassurance and deterrence - or to escalate the situation to 911 if it becomes necessary.**

Hear from a former US Secret Service Agent about the importance and value of Bond's services:


Former US Secret Service Special Agent Rich Staropoli Focuses on Bond Preventative Services
Bond Personal Security
Agent Shares His
Views on Bond
Rich Staropoli, Former US Secret Service Special Agent, and former
03:04
vimeo

There are many other cases where preventative security can offer reassurance and prevent harm:

- When accepting a ride from a stranger in a cab or rideshare
- For workers whose jobs require them to be alone in unfamiliar places - such as real estate agents, home healthcare professionals, and home maintenance services providers
- When a child fails to check in on time with their parents
- And many more

Situations like these aren't emergencies that justify 911 calls, but they still make us uncomfortable because we never know if they will escalate into something worse. Bond helps people control their risks in these nerve-wracking situations and take back their peace of mind.


Former Head of U.S. Secret Service
Mark J. Sullivan
"Bond is a revolutionary personal security solution."

Bond is a personal security service built into your mobile phone.

Once activated, Bond looks after you electronically (via its integrated AI platform) or with the support of its 24/7 live Personal Security Agents, who are in Bond Command Centers and respond in seconds. Bond is accessible via an app on your phone, and offers 14 distinct services that allow Bond members to choose when and how Bond will keep them secure while preserving their privacy 100%.


ENHANCE YOUR SECURITY WITH BOND
24/7 SECURITY IN SECONDS
Our trained security agents are available anytime, anywhere
CONNECT ON YOUR TERMS
Seamlessly connect with an agent in the way you feel most comfortable
TAILORED SECURITY SOLUTIONS
Bond offers a diverse range of services to address your specific needs
PRIVACY IS PARAMOUNT
Bond never shares your information with third parties (unless an emergency selectively requires so)
bond
KEY FEATURES AND PRIVACY GUARANTEE

We believe that Bond is the first and only company offering a 24/7 preventative personal security and peace of mind service that's effective, affordable and preserves privacy. Bond is:

- **A new category of preventative pre-emergency personal security:** Unlike traditional apps, Bond looks after its members preventatively before an emergency and can detect a threat and intervene before it's too late, enhancing the likelihood of positive outcomes.
- **An AI powered technology platform:** Enables massive scalability, reliability and affordability.
- **Trained Bond security agents respond in seconds:** Connect with real, trained security agents 24/7 via chat, phone, or video. They'll de-escalate situations, offer guidance, and coordinate help if needed.
- **More than just reactive:** Bond offers proactive services to look after you like video monitoring, monitoring your route, scheduling security checks for you and your loved ones, putting security agents on standby, and emergency response coordination, giving you multiple layers of security and peace of mind in 28 countries and growing.

Relevant for everyone: Whether you're an individual, a family, a company, a city, or an organization, Bond protects the ones you care about.


U.S. regulators estimate
as many as
10,000 lives
could be saved each year
if the 911 emergency
dispatching system were
able to get to callers
one minute faster.
Wall Street Journal

The biggest companies in the world are offering Bond to their employees.

Bond's customers are all confidential as part of our commitment to privacy, but they already include some of the largest companies, richest families, and biggest cities in the world. To give you a sense of who our customers are, they include:

- **One of the top three** largest corporations in the world
- **One of the top three** largest smartphone vendors in the world
- **One of the top three** largest credit card companies in the world
- **One of the top three** largest sports apparel companies in the world
- **One of the top three** largest homecare providers in the world
- **One of the top three** television sports networks in the world
- **One of the top three** gig/freelance labor companies in the world
- As well as cities and universities

These institutions are using Bond to set a new standard of care for employees, residents, students and family members.

In addition to the above, Bond has recently entered into an agreement with one of the most respected and successful consumer brands in the world where they will subsidize and resell Bond's services to their ~200 million users around the world beginning in the second half of 2024.

For an example of the kind of value that Bond brings to its enterprise customers, check out this case study the Security Executive Council wrote on Ralph Lauren's Bond deployment:
https://securityexecutivecouncil.com/download/1394

Growth in 2024 and beyond

The Bond opportunity and mission is to make the Bond service as ubiquitous as insurance. In other words, any person with a smartphone will also have Bond. There are currently about 4.3 Billion people with smartphones (according to the GSM Association). Imagine a world whereby employers and insurance companies decide that a service such as Bond is required for employees and families. That would imply billions of end-users at a yearly subscription of tens of dollars per year. Hypothetically, if we assume 2 billion users at $50 annual subscription, that would translate to $100 billion dollars per year. We are not saying that this is what Bond will accomplish, but it does offer a perspective regarding how large the opportunity is. Bond is creating this ~$100 billion new market that is added to the $334 Billion private security market that is projected by WSJ by 2030. This leads to a combined market of $438 Billion by 2030.


The private
security
market by
2030
$438B

Bond is well positioned to capture this opportunity with a platform that has been in development since 2017.

After launching to the general public in 2020 just before the beginning of the pandemic, Bond's growth took off in 2023 with revenue growing by 5.2x over 2022. We expect to continue to grow in 2024 and beyond, which we plan to achieve by:

1. Maintaining the current corporate customers (our retention level is very strong: by and large, we don't lose corporate customers).
2. Expanding the footprint within corporate customers. This implies larger Annual Revenue Rate per customer year over year. This is also positively influenced by multinational corporations who wish to offer Bond in their other global locations.

Increasing the number of salespeople and marketing programs and thus increase the volume of new deals.


5.2X Revenue


Growth
Year-Over-Year in 2023 vs 2022
8000000
6000000
4000000
2000000
0
$7.2M Revenue
$1.3M Revenue
2020
2021
2022
2023

We believe that in the near future we will achieve an inflection point where Bond services will become a new standard of care for all employees

Your investment in Our Bond

We believe that Bond can be profitable within the next 9-12 months; however as with many growth-stage companies we may choose to delay profitably in order to improve our growth rate and market share.

We expect our valuation to continue to grow as our revenue grows, providing investors an opportunity to realize their return either in additional rounds of investment, or via our long term goal of achieving an IPO.

As with all investments, the above represents our goals and projections but results are not guaranteed.

The Bond Technology Platform

Great technology companies usually fit into one of two groups:

1. Companies with an exciting **technology product**: the iPhone, a Tesla car, an Nvidia GPU chip
2. Companies with a powerful **technology platform** that aren't obvious to the public, but that are key in enabling an innovative service - think about **Uber, Netflix, Facebook, E-Bay, and Amazon**. The importance and value of the technology of these companies might not be as immediately clear, but over time it is crucial in them establishing and maintaining market dominance.

Bond clearly falls into the 2nd category above, although we can't promise market dominance just yet. Bond is a platform company that enables the first of its kind, effective and affordable set of 14 services that Bond puts at the fingertips of its users. Bond invested over 250 engineering years and $100 million in order to design, build, integrate and test its platform and services. Let's understand what the platform delivers, what subsystems it includes, and why it is such an upgrade from the panic buttons and location trackers that have been the best options available for so long.

Bond pioneered a remarkably versatile AI-powered technology platform that combines:

- Threat and anomaly detection integrating multiple signals and patterns that are monitored in real time
- Location accuracy
- Automation of multifaceted mission-critical response protocols well beyond what human response time and precision allow
- Rapid activation, guidance, and quality controls of human response by either Bond Personal Security Agents in Bond's fully automated Command Centers, as well as first responders and other forces in the vicinity of the event
- Integrated versatile communication modalities and redundancies among all parties involved in real time: member, Bond, first responders, and beyond
- Bond's unprecedented ability to respond to end-users on average within 4 seconds is a combination of technological and operational innovation. Bond accomplishes this key competence while maintaining a low cost and low count of full-time employee headcount.
- This includes part-time Bond Personal Security Agents who are fully trained by Bond, who are on various levels of alert, and who are able to fill anticipated or emerging coverage needs or gaps. This is an economical way to deliver high quality in seconds, without suffering high fixed costs and the low utilization rates that old fashioned call centers suffer from. Clearly, data analytics and AI are at the heart of this innovation. However, this also involves innovative employment schemes.
- Highly-innovative data privacy and data security technologies and processes

The technology resides on the phones of end users, in the fully-automated Bond Command Centers around the world and in the cloud.

For example, if the Track Me On The Go service is activated, the Bond member (or their parent) first enters their destination and mode of transit (walking, driving, ride-sharing, train, etc.), and the Bond AI system will then monitor their progress and detect anomalies.


BOND MONITORING
DAUGHTER


Track Me On The Go
Track me until I reach my destination

Should an anomaly be detected (route, speed, or other indicators), Bond will check with the member that they're okay, potentially calm them down, guide them, deescalate a situation and even deter unwanted company. Should the situation escalate to an emergency, Bond will orchestrate help from the appropriate first responders and other available local resources.

In the US and in 28 countries, Bond's proprietary technology network enables us to contact the closest first responders to the Bond member, reducing the time it takes to receive service. This is significant, because U.S. regulators estimate as many as 10,000 lives could be saved each year if the 911 emergency dispatching system were able to get to callers one minute faster. Better technology would be especially helpful, regulators say, when a caller can't speak or identify his or her location [WSJ]. Bond Command Centers address this need further by having access to translators in approximately 300 languages.

Our ability to leverage such precise connectivity to first responders in the US and globally is part of what sets our platform apart.

Bond is advised by the foremost security experts globally: former heads of US Secret Service, FBI, major metropolitan police chiefs around the world, heads of military special operations units, etc. They continue to help us identify the trends and missing links within personal security and define our solution to meet it.


BOND SECURITY ADVISORS
Bond is advised by the foremost global experts on Executive Protection, Guarding and Security
Secretary Carlos Gutierrez
Former U.S Secretary of Commerce
Mark Sullivan
Former Director, U.S. Secret Service
John Pistole
Former Deputy Director of FBI, Former Administrator of TSA, and President, Anderson University
Commissioner Raymond Kelly
Former Commissioner, New York Police Department
Prefet (hon) Gilles Leclair
Special Advisor for Homeland Security, Police Expert for France and EU in the field of Organized crime and Counter-Terrorism
Eytan Ben David
Former Head of Israeli Government's VIP/ Dignitaries Protection Unit
Lt. Gen. Jason T. Evans
3-Star General, United States Army (Ret.)
Commissioner Ed Davis
Former Police Commissioner, Boston Police Department
Commissioner Kathleen O'Toole
Former Chief of Police, Seattle and Former Police Commissioner, Boston
Richard Staropoli
Former CIO, Department of Homeland Security Former Special Agent, U.S. Secret Service
Sir George Hamilton
Former Chief Constable of the Police Service of Northern Ireland
Jody Weis
Former Superintendent, Chicago PDFormer FBI Special Agent in Charge, Philadelphia
Chief Donald De Lucca
Former Chief of Police City of Miami Beach
Chiko Scozzafava
Former Special Agent, U.S. Secret Service
Philippe Devred
Commander of French Counter Terrorism Coordination Unit

Other Services


OTHER SERVICES
Air Guardian First Responder Drone
Executive Protection and Guarding
Consulting and Special Services

1. **Air Guardian First Responder Drone Service:** Bond developed an innovative service that is intended to expedite a response. The specialty drone (with megaphone, spot light, night/day camera, parachute and redundant telecommunications capabilities) is operated by Bond personnel and can be activated to reach a location where an end-user requires assistance. Bond can activate the drone on behalf of its members (to look after them, to deter unwanted company and to help point arriving first responders to the exact location of the individual in need). Another mode of operation is to operate the drone on behalf of local first responders. The service has already been operational for two years in Coral Gables, FL

operational for two years in Coral Gables, FL.


Overview of the Bond Air Guardian Program
Bond Personal Security
02:30
vimeo


Bond Air Guardian Featured on NBC 6 Miami
Bond Personal Security
GABLES USING DRONES TO RESPOND TO 911 CALLS
01:32
vimeo

2. Executive Protection & Guarding: Bond is addressing a quality gap in the market whereby guarding services lack adequate quality controls. Bond balances decorum and diligence by utilizing its technologies and command centers in order to monitor guards 24/7. Bond handles Executive Protection (bodyguards) and guard requirements of some of the most affluent families in the US as well as corporations.

3. Bond Consulting & Special Services are offered to corporations and families/individuals. Bond leverages its in-house knowhow and network of best-in-breed solution partners in order to orchestrate the assessment, design, deployment and day-to-day management of various security solutions and projects: threat detection, alarm systems, investigations, Executive Protection abroad and in the USA, Guarding, and more.

While Bond's AI Powered Preventative Personal Security platform is the core Bond offering, Bond's growth includes these three synergistic services that have incremental potential.


bond
Invest in Bond.
Invest in peace of mind.